Exhibit 99.1

Can-Fite Signs Multi-Million Dollar Distribution Agreement for CF101 in Canada with Cipher Pharmaceuticals

Agreement includes upfront and milestone payments, plus royalties

PETACH TIKVA, Israel, March 23, 2015 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that are being developed to treat inflammatory diseases, cancer and sexual dysfunction, announced today it has signed a distribution agreement with Cipher Pharmaceuticals Inc. (NASDAQ:CPHR) (TSX:CPH) to distribute Can-Fite’s lead drug candidate, CF101, for the treatment of moderate to severe psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the distribution agreement, Cipher is making an upfront payment of CDN$1,650,000 to Can-Fite. In addition, the agreement provides that additional payments of up to CDN$2,000,000 will be received by Can-Fite upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of CF101 in Canada. The agreement further provides that Can-Fite will deliver finished product to Cipher.

Cipher is a growing specialty pharmaceutical company focused on dermatology. Cipher’s key product, a novel version of the acne medication isotretinoin, is marketed as Absoricaä in the U.S. and Epurisâ in Canada. As part of its growth strategy, Cipher acquires late-stage to commercial-stage product candidates in specialist driven niche markets to support its commercial marketing and sales presence in Canada.

“We are very excited to enter into this agreement with Cipher and believe that they are the right partner for us to penetrate the Canadian market,” stated Pnina Fishman, CEO of Can-Fite. “We believe that Cipher’s commitment to us at this stage, ahead of the anticipated publication of our Phase II/III psoriasis trial results, is a strong validation of our development efforts to date.”

“This transaction deepens our Canadian portfolio with a high-potential, novel treatment option for two important indications,” said Shawn O’Brien, President & Chief Executive Officer of Cipher. “As an orally bioavailable drug, we believe CF101 has the potential to offer a much-needed treatment alternative to patients living with psoriasis and rheumatoid arthritis. We see CF101 as being complementary to our Beteflam Patch, giving us two products targeting one of the most common autoimmune diseases in Canada.”

Can-Fite recently completed a Phase II/III double-blind, placebo-controlled study, which was designed to test the efficacy of CF101 in patients with moderate to severe plaque psoriasis. Can-Fite enrolled 326 patients through 17 clinical centers in the U.S., Europe, and Israel. Top-line results from the trial will be published by Can-Fite at the end of March 2015. Interim results from this Phase II/III trial and final results from the prior Phase II trial in psoriasis were both positive showing that CF101 effectively improved disease symptoms. In December 2013, Can-Fite completed a Phase IIb study of CF101 for active rheumatoid arthritis and has since completed the study design for a Phase III program.

The timeline to regulatory submissions to Health Canada will be determined by the completion of the remaining clinical trial program.

The psoriasis therapeutic market is dominated by biological drugs that are primarily administered via intravenous injection (IV) and have potential side effects. According to Global Data, the psoriasis treatment market was worth $3.6 billion in 2010 and is forecast to grow to $6.7 billion by 2018.  According to independent business information provider visiongain, the global rheumatoid arthritis drug market is expected to generate revenues of $38.5bn in 2017.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s CF101 recently completed Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is in Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. The Company’s CF602 has shown efficacy in the treatment of erectile dysfunction. Can-Fite has initiated a full pre-clinical program for CF602 in preparation for filing an IND with the U.S. FDA in this indication. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114